EXHIBIT 1
Re: Form 12b-25 filing of Gemplus International S.A. (the “Company”)
As part of our audit work for the Company in connection with a foreign public exchange offer concerning the Company’s shares, we were requested on June 23, 2006, by the Autorité des Marchés Financiers in France to perform additional audit work relating the Company’s financial disclosures. Those additional procedures required that we undertake a further review of information relating to the Company’s disclosures on forward looking statements. Therefore, we considered that under our auditing standards our report should not be released until the completion of those additional procedures.
Consequently, as of June 30, 2006, we had not delivered our Report of Independent Registered Public Accounting Firm for inclusion in the Company’s filing on Form 20-F for the year.
/s/ PricewaterhouseCoopers